

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

William J. Stuart
Chief Financial Officer and Corporate Secretary
Synacor, Inc.
40 La Riviere Drive, Suite 300
Buffalo, NY 14202

> **Re: Synacor, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2015**
> **File No. 001-33843**

Dear Mr. Stuart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter amending your filing, by providing the requested information or by advising us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In light of the solicitation in opposition to the nominees' election, please revise the proxy statement to provide the disclosure required by Items 4(b)(2) and 5(b) of Schedule 14A.

2. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Questions and Answers about This Proxy Material and Voting

Who is paying for this proxy solicitation?, page 2

3. We note that you may employ various methods to solicit proxies, including in person, by telephone or by any other means of communication. Please be advised that all written

soliciting materials, including any e-mails or scripts that are used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rules 14a-6(b) and (c) and confirm your understanding in this regard.

Proposal 1: Election of Directors, page 6

4.   We noticed the disclosure that indicates "the Board of Directors is not aware that any Nominee is unable or will decline to serve as a director." Please advise us, with a view toward revised disclosure, whether or not the nominees have consented to being named in the proxy statement and to serve if elected. Refer to Rules 14a-4(d)(1) and (4).

Security Ownership of Certain Beneficial Owners and Management, page 21

5.   Advise us, with a view toward revised disclosure, why the presentation of beneficial ownership information has been introduced "substantially in the [same] tabular form" as the format specified by Item 403 of Regulation S-K.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions. If you require further assistance, you may contact Nicholas P. Panos, Senior Special Counsel in the Office of Mergers & Acquisitions, at (202) 551-3266.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Brian C. Hutchings, Esq.
        Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP